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SEC 04004867

S03/15/04

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52252

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2003** (MM/DD/YY) AND ENDING **12/31/2003** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **Akros Securities, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

375 Park Avenue, 9th Floor
(No. and Street)

New York	**New York**	**10152**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark T. Manzo **(212) 809-7171**
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — if individual, state last, first, middle name)

1177 Avenue of Americas	**New York**	**New York**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

SEC MAIL PROCESSING
RECEIVED
FEB 27 2004
WASH. D.C. SECTION

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

PB
3/19

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Financial Condition.
- ☒ (f) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (g) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (h) Computation of Net Capital.
- ☐ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (m) An Oath or Affirmation.
- ☐ (n) A copy of the SIPC Supplemental Report.
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Akros Securities
Banca Popolare di Milano Group

State of New York)
) ss:
County of New York)

February 5, 2004

OATH OR AFFIRMATION

I, Jacqueline A. DiPaola, swear that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Akros Securities, Inc., as of December 31, 2003, are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Jacqueline A. DiPaola
Executive Vice President

Subscribed and sworn before me this
5th day of February 2004

Donna S. Horman
Name of Notary
Notary Public
My commission expires

DONNA S. HORMAN
Notary Public, State of New York
No. 4981766, Nassau County
Certificate Filed in New York County
Term Expires May 20, 2007

Akros Securities, Inc.
Statement of Financial Condition
December 31, 2003

Assets	
Cash and cash equivalents	$ 1,792,495
Receivable from clearing broker	252,271
Fixed assets and leasehold improvements, net of accumulated depreciation and amortization of $200,274	111,085
Receivable from parent	72,967
Commissions receivable	32,331
Other assets	36,936
Total assets	$ 2,298,085
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 156,588
Compensation payable	299,269
Income taxes payable	15,052
Total liabilities	470,909
Stockholder's equity	
Common stock, par value $10 per share, 4,000 shares authorized, 1,000 shares issued and outstanding	10,000
Additional paid-in capital	3,490,000
Accumulated deficit	(1,672,824)
Total stockholder's equity	1,827,176
Total liabilities and stockholder's equity	$ 2,298,085

The accompanying notes are an integral part of these financial statements.